April 16, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: YCQH Agricultural Technology Co. Ltd

Registration Statement on Form S-1/A

Filed April 1, 2021

File No. 333-252500

To the men and women of the SEC:

On behalf of YCQH Agricultural Technology Co. Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 14, 2021 addressed to Ms. Wang Min, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on April 1, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 1 to Registration Statement on Form S-1 filed April 1, 2021

PLAN OF DISTRIBUTION, page 22

1. We note your response to prior comment 8. Please discuss how Ms. Wang Min will determine whether to sell shares on behalf of the company or her own account when presented with a selling opportunity.

Company Response: The company believes that is has addressed the above comment with the following language already disclosed on pages 2 and 22:

“Our Chief Executive Officer, Wang Min, will be selling shares of common stock on behalf of the Company simultaneously to selling shares of common stock in the Company from her own personal accounts. A conflict of interest may arise between Ms. Wang’s interest in selling shares for her own personal accounts, and in selling shares on the Company’s behalf. Please note that at this time Ms. Wang Min intends to sell the Company’s shares prior to selling her own shares, although she is under no obligation to do so”

However, for further clarity we have added the following language as supplement:

“At the time of sale, Ms. Wang Min will indicate to investors whether they are purchasing shares from the company or from Ms. Wang Min directly for her own benefit.”

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 16, 2021

/s/ Wang Min

Wang Min

Chief Executive Officer